SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2009

TAT TECHNOLOGIES LTD.
(Name of Registrant)

P.O.BOX 80, Gedera 70750 Israel
(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

TAT Technologies Ltd.

6-K Items

1.	Press Release dated June 23, 2009: TAT Technologies Reports Transfer of Listing to The Nasdaq Global Market

ITEM 1

Press Release	Source: TAT Technologies Limited

TAT Technologies Reports Transfer of Listing to The Nasdaq Global Market

Tuesday June 23, 2009 15:00 pm ET

GEDERA, Israel, June 23 /PRNewswire-FirstCall/ – TAT Technologies Ltd. (NASDAQ: TATTF – News), reported today that effective June 24, 2009, the company’s ordinary shares will begin trading on the Nasdaq Global Market. The company’s symbol (TATTF) will remain the same.

About TAT Technologies Ltd.

TAT provides a variety of services and products to the military and commercial aerospace and ground defense industries through its Gedera facility in Israel, as well as through its subsidiaries, Bental Industries Ltd., or Bental, in Israel and Limco in the U.S.

TAT operates under four operational segments: (i) OEM of Heat Transfer products (ii) OEM of Electric Motion Systems (iii) MRO services; and (iv) parts services, each with the following characteristics.

TAT’s activities in the area of OEM of Heat Transfer products primarily relate to the (i) design, development, manufacture and sale of a broad range of heat transfer components (such as heat exchangers, pre-coolers and oil/fuel hydraulic coolers) used in mechanical and electronic systems on-board commercial, military and business aircraft; and (ii) manufacture and sale of environmental control and cooling systems and (iii) a variety of other electronic and mechanical aircraft accessories and systems such as pumps, valves, power systems and turbines. TAT’s activities in the area of OEM of Electric Motion Systems primarily relate to the design, development, manufacture and sale of a broad range of electrical motor applications for airborne and ground systems. TAT activities in this segment commenced with the acquisition of Bental in August 2008 and accordingly, the results in this segment for fiscal year 2008 are not compared with the previous years.

TAT’s MRO services include the remanufacture, overhaul and repair of heat transfer equipment and other aircraft components, APUs, propellers and landing gear. TAT’s Limco subsidiary operates FAA certified repair stations, which provide aircraft component MRO services for airlines, air cargo carriers, maintenance service centers and the military.

TAT’s parts segment focuses on inventory management and sale of APU parts, propellers and landing gear. TAT offers parts services for commercial, regional and charter airlines and business aircraft owners.

TAT’s executive offices are located in the Re’em Industrial Park, Neta Boulevard, Bnei Ayish, Gedera 70750, Israel, and TAT’s telephone number is 972-8-862-8500.

Safe Harbor for Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the airline industry, changes in demand for our services and products, the timing and amount or cancellation of orders, the price and continuity of supply of component parts used in our operations, and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Shareholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAT TECHNOLOGIES LTD. (Registrant) By: /s/ Yaron Shalem —————————————— Yaron Shalem Chief Financial Officer

Date: June 23, 2009